(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 525)
ANNOUNCEMENT OF RESULTS OF EXTRAORDINARY GENERAL MEETING
HELD ON 27 JUNE 2006
AND
CHANGE OF DIRECTORS AND SUPERVISORS

On 27 June 2006, Mr. Yang Yiping was appointed as an executive Director, Mr. Cao Jianguo was appointed as a non-executive Director, and Mr. Chen Ruixing and Ms. Li Jin were appointed as Supervisors.
The extraordinary general meeting (the “EGM”) of Guangshen Railway Company Limited (the “Company”) was held on Tuesday, 27 June 2006, at 10:00 a.m. at the meeting room of the Company, 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China (the "PRC”).
Shareholders of the Company (the “Shareholders”) and their authorised proxies holding an aggregate of 4,300,879,648 shares of nominal value of Renminbi (“RMB”) 1.00 each in the share capital of the Company (the “Shares”) (comprising 2,904,250,000 domestic invested Shares (“Domestic Shares”) and 1,396,629,648 overseas listed foreign Shares (“H Shares”)), representing approximately 99.20% of the Company’s total issued Shares were present at the EGM.
RESULTS OF EXTRAORDINARY GENERAL MEETING
Ordinary Resolutions
The following resolutions were passed by way of ordinary resolutions at the EGM by votes representing more than one-half of the voting rights held by the Shareholders present (or by proxy) at the EGM and who had voted on these resolutions:
1.	The termination of the engagement of Mr. Li Kelie as an executive director of the Company (“executive Director”) was approved.

3,380,031,693 Shares (comprising 2,904,250,000 Domestic Shares and 475,781,693 overseas listed H Shares) voted in favour of this resolution and 587,250 Shares (all being H Shares) voted against this resolution, representing approximately 99.98% and 0.02%, respectively, of the total number of Shares carrying voting rights held by the Shareholders present (or by proxy) at the EGM and who had voted on this resolution.

2.	The appointment of Mr. Yang Yiping as an executive Director was approved and the board of directors of the Company (the “Board”) was authorised to fix Mr. Yang Yiping’s remuneration.

3,380,086,693 Shares (comprising 2,904,250,000 Domestic Shares and 475,836,693 H Shares) voted in favour of this resolution and 597,350 Shares (all being H Shares) voted against this resolution, representing approximately 99.98% and 0.02%, respectively, of the total number of Shares carrying voting rights held by the Shareholders present (or by proxy) at the EGM and who had voted on this resolution.

3.	The termination of the engagement of Mr. Hu Lingling as a non-executive director of the Company (“non-executive Director”) was approved.

3,380,057,593 Shares (comprising 2,904,250,000 Domestic Shares and 475,807,593 H Shares) voted in favour of this resolution and 642,350 Shares (all being H Shares) voted against this resolution, representing approximately 99.98% and 0.02%, respectively, of the total number of Shares carrying voting rights held by the Shareholders present (or by proxy) at the EGM and who had voted on this resolution.

4.	The appointment of Mr. Cao Jianguo as a non-executive Director was approved and the Board was authorised to fix Mr. Cao Jianguo’s remuneration.

3,380,146,693 Shares (comprising 2,904,250,000 Domestic Shares and 475,896,693 H Shares) voted in favour of this resolution and 647,450 Shares (all being H Shares) voted against this resolution, representing approximately 99.98% and 0.02%, respectively, of the total number of Shares carrying voting rights held by the Shareholders present (or by proxy) at the EGM and who had voted on this resolution.

5.	The termination of the engagement of Mr. Tang Dinghong as a supervisor of the Company (“Supervisor”) was approved.

3,380,075,193 Shares (comprising 2,904,250,000 Domestic Shares and 475,825,193 H Shares) voted in favour of this resolution and 544,750 Shares (all being H Shares) voted against this resolution, representing approximately 99.98% and 0.02%, respectively, of the total number of Shares carrying voting rights held by the Shareholders present (or by proxy) at the EGM and who had voted on this resolution.

6.	The appointment of Mr. Chen Ruixing as a Supervisor was approved and the Board was authorised to fix Mr. Chen Ruixing’s remuneration.

3,380,127,043 Shares (comprising 2,904,250,000 Domestic Shares and 475,877,043 H Shares) voted in favour of this resolution and 562,100 Shares (all being H Shares) voted against this resolution, representing approximately 99.98% and 0.02%, respectively, of the total number of Shares carrying voting rights held by the Shareholders present (or by proxy) at the EGM and who had voted on this resolution.

7.	The termination of the engagement of Mr. Chen Yongbao as a Supervisor was approved.

3,380,030,593 Shares (comprising 2,904,250,000 Domestic Shares and 475,780,593 H Shares) voted in favour of this resolution and 594,750 Shares (all being H Shares) voted against this resolution, representing approximately 99.98% and 0.02%, respectively, of the total number of Shares carrying voting rights held by the Shareholders present (or by proxy) at the EGM and who had voted on this resolution.

8.	The appointment of Ms. Li Jin as a Supervisor was approved and the Board was authorised to fix Ms. Li Jin’s remuneration.

3,380,109,443 Shares (comprising 2,904,250,000 Domestic Shares and 475,859,443 H Shares) voted in favour of this resolution and 619,700 Shares (all being H Shares) voted against this resolution, representing approximately 99.98% and 0.02%, respectively, of the total number of Shares carrying voting rights held by the Shareholders present (or by proxy) at the EGM and who had voted on this resolution.
SCRUTINEER
Hong Kong Registrar Limited, the Company’s registrar, was appointed as the scrutineer for the vote- counting at the EGM.
CHANGE OF DIRECTORS AND INFORMATION ABOUT THE NEWLY APPOINTED DIRECTORS
Mr. Yang Yiping, aged 56, is the general manager of the Company. He graduated with a research degree in economics and management. Mr. Yang joined the railway department of the PRC in December 1970. He has more than 30 years of experience in the operation and management of railway transportation companies. He has served in various senior managerial positions in the Parent Company and its subsidiaries. He joined the Company as general manager of the Company in April 2006 and has not previously held any position with the Company.
The Company entered into a service agreement with Mr. Yang Yiping on 27 June 2006. Under the service agreement, Mr. Yang is appointed for a term from 27 June 2006 to the expiry date of the term of the fourth session of the Board, subject to early termination in accordance with the terms of the service agreement and re-election. Mr. Yang is entitled to sundry expenses benefits in a sum not exceeding RMB18,000 per year. He is also entitled to a discretionary year-end bonus to be determined by the Board. Such remuneration is determined by the Board following the remuneration policy approved by the Shareholders at the 2004 annual general meeting of the Company held on 12 May 2005 (the “2004 Annual General Meeting”).
Mr. Cao Jianguo, aged 48, graduated with a bachelor’s degree majoring in railway transportation. Mr. Cao has years of experience in the operation, coordination and supervision of railway transportation. Mr. Cao has served in various positions such as the deputy general manager of Changsha Railway Company and the director of transportation department of the Parent Company. He is currently the deputy general manager of the Parent Company. Mr. Cao has not previously held and is not holding any position with the Company.

The Company entered into a letter of appointment with Mr. Cao Jianguo on 27 June 2006. Under the letter of appointment, Mr. Cao is appointed for a term from 27 June 2006 to the expiry date of the term of the fourth session of the Board, subject to early termination in accordance with the terms of the letter of appointment. Mr. Cao is entitled to sundry expenses benefits in a sum not exceeding RMB12,000 per year. Such remuneration is determined by the Board following the remuneration policy approved at the 2004 Annual General Meeting. The engagement of Mr. Li Kelie and Mr. Hu Lingling was terminated for reason of a change in the job functions of Mr. Li and Mr. Hu. Both Mr. Li and Mr. Hu have confirmed that they have no disagreement with the Board and there is no matter relating to their respective termination of engagement that needs to be brought to the attention of the Shareholders. The Board would like to take this opportunity to thank Mr. Li Kelie and Mr. Hu Lingling for their valuable contribution to the Company during their respective tenure of office.
CHANGE OF SUPERVISORS AND INFORMATION ABOUT THE NEWLY APPOINTED SUPERVISORS
Mr. Chen Ruixing, aged 44, is an undergraduate degree holder. Mr. Chen has extensive experience in the development and management of human resources in the railway industry. He has served as deputy head of the Guangzhou passenger transportation section, the director of cadre department, labour and wage sub-department, and cadre sub-department of Yangcheng Railway Company, and is currently the head of human resources department of the Parent Company. Mr. Chen has not previously held and is not holding any position with the Company.
The Company entered into a letter of appointment with Mr. Chen Ruixing on 27 June 2006. Under the letter of appointment, Mr. Chen is appointed for a term from 27 June 2006 to the expiry date of the term of the fourth session of the Supervisory Committee, subject to early termination in accordance with the terms of the letter of appointment. Mr. Chen is entitled to sundry expenses benefits in a sum not exceeding RMB12,000 per year. Such remuneration is determined by the Board following the remuneration policy approved at the 2004 Annual General Meeting.
Ms. Li Jin, aged 48, graduated from the accounting faculty of a polytechnic institute and is an accountant. Ms. Li joined the railway department in September 1975 and has extensive experience in financial management, investment planning and management for railway transportation enterprises. She has served as the chief economist of the Guangzhou passenger transportation section, the director of the finance sub- department and the planning and statistics sub-department of Yangcheng Railway Company. Ms. Li has been the director of planning department of the Parent Company from January 2005. Ms. Li has not previously held and is not holding any position with the Company.
The Company entered into a letter of appointment with Ms. Li Jin on 27 June 2006. Under the letter of appointment, Ms. Li is appointed for a term from 27 June 2006 to the expiry date of the term of the fourth session of the Supervisory Committee, subject to early termination in accordance with the terms of the letter of appointment. Ms. Li is entitled to sundry expenses benefits in a sum not exceeding RMB12,000 per year. Such remuneration is determined by the Board following the remuneration policy approved at the 2004 Annual General Meeting.

The engagement of Mr. Tang Dinghong and Mr. Chen Yongbao was terminated for reason of a change in the job functions of Mr. Tang and Mr. Chen. Both Mr. Tang and Mr. Chen have confirmed that they have no disagreement with the Board and there is no matter relating to their respective termination of engagement that needs to be brought to the attention of the Shareholders. The Board would like to take this opportunity to thank Mr. Tang Dinghong and Mr. Chen Yongbao for their valuable contribution to the Company during their respective tenure of office.
DISCLOSURE OF INTEREST
As the date of this announcement, each of Mr. Yang Yiping, Mr. Cao Jianguo, Mr. Chen Ruixing and Ms. Li Jin does not have any interests or short positions in any shares or debentures of the Company or its associated corporations within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Save as disclosed in this announcement, each of Mr. Yang Yiping, Mr. Cao Jianguo, Mr. Chen Ruixing and Ms. Li Jin has no relationship with any Directors, senior management or substantial or controlling shareholders (each as defined under the Listing Rules) of the Company.
There is no information to be disclosed pursuant to any of the requirements set out in rule 13.51(2)(h) to
(v) of the Listing Rules in respect of Mr. Yang Yiping, Mr. Cao Jianguo, Mr. Chen Ruixing and Ms. Li Jin. Save as disclosed in this announcement, each of Mr. Yang Yiping, Mr. Cao Jianguo, Mr. Chen Ruixing and Ms. Li Jin has confirmed that there are no other matters relating to his or her appointment that need to be brought to the attention of the Shareholders.
By order of the Board
Guo Xiangdong
Company Secretary
As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.
Shenzhen, the PRC
27 June 2006